51-102F3
Material Change Report

Item 1 Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 Date of Material Change

February 12, 2016

Item 3 News Release

The news release was disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4 Summary of Material Change

The Company announced the completion of the Plan of Arrangement.

Item 5 Full Description of Material Change

Please see the attached news release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Mr. Bedo H. Kalpakian, President, (604) 681-1519 ext. 6106

Item 9 Date of Report

February 12, 2016

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37 Capital Inc. Announces COMPLETION OF PLAN OF ARRANGEMENT

February 12, 2016 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Cap”) (CSE: JJJ) is pleased to announce that it has completed its previously announced plan of arrangement (the “Arrangement”) with 27 Red Capital Inc. and 4 Touchdowns Capital Inc. Shareholder and final court approval for the Arrangement were obtained on June 4, 2015 and June 12, 2015, respectively, and the effective date of the Arrangement was February 12, 2016. Refer to the Company’s Information Circular dated May 6, 2015, which is filed on www.sedar.com, for additional information concerning the Arrangement.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.cnsx.ca.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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